Exhibit (n)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Greater China Fund, Inc.:

We consent to the use of our report dated February 19, 2009, with respect to the statements of assets and liabilities, including the portfolio of investments, of The Greater China Fund, Inc., as of December 31, 2008, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the two-year period then ended, incorporated herein by reference and to the reference to our firm under the heading “Financial Highlights” and “Experts” in the prospectus on Form N-2.

New York, New York

December 15, 2009